February  14,  2006

Mark  P.  Shuman
Branch  Chief
Division  of  Corporation  Finance
Mail  Stop  4561
Washington,  D.C.  20549-4561

Re:  NS8  Corporation
     Registration  Statement  on  Form  SB-2
     File  No.  333-130305
     Filed  on  December  14,  2005

Form  10-KSB  for  the  fiscal  year  ended  December  31,  2004
Filed  on  April  4,  2005

Form 10-QSB for the quarterly period ended September 30, 2005 Filed on November 22, 2005

 Dear  Mr.  Shuman:

     This is in response to your comment letter of January 10, 2006 to Anthony Alda with respect to the above-referenced filings. NS8 Corporation (the "Company") is simultaneously filing Amendment No. 1 to Registration Statement No. 333-130305, Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2004 and Amendment No. 2 to the Form 10-QSB for the quarterly period ended September 30, 2005.

     We have set forth below the comments in your letter of January 10, 2006 in italics with the Company's responses to each.

Registration  Statement  on  Form  SB-2
---------------------------------------

General
-------

1. We note that NS8 Corporation seeks to register the resale of common stock that is the subject of a securities purchase agreement entered into between NS8 Corporation and Cornell Capital Partners, LP. Pursuant to the agreement, Cornell Capital has agreed to purchase in multiple tranches secured convertible debentures. The closing of the third tranche on the fifth business day following the effective date of the registration statement appears to incorporate a provision allowing for a mutually agreed-upon extension of the closing date. If so, because the issuer and investor were not unconditionally obligated to close the sale of the third tranche of convertible securities promptly upon effectiveness of the resale registration statement, it does not appear that the offer and sale of the convertible/exercisable securities to the investor was completed when you filed the resale registration statement. Refer to paragraph l(b) of Exhibit
     10.5. Unless the offer and sale of the convertible securities was completed before the resale registration statement was filed, it appears that you seek to register part of an indirect primary offering of common stock by NS8 Corporation which was commenced in unregistered form. Please give appropriate consideration to the consequences of commencing that offering without registration and then filing a registration statement during the process of offering and selling the securities. In this situation, Rule 152 appears to be unavailable to separate the issuance and resale as separate transactions.

RESPONSE: The parties have amended the securities purchase agreement to remove the provision which allows the parties to mutually agree to extend the closing date, and the Company has incorporated the amendment as an exhibit to Amendment No. 1 to Form SB-2, filed simultaneously herewith. The parties initially included such a provision which allows them to mutually agree to extend the closing date because such a provision is common in transaction documents. At the execution of the securities purchase agreement, the parties intended that the issuer and the investor would be unconditionally obligated to close the sale of the third tranche of convertible securities promptly after the effectiveness of the resale registration statement. The amendment confirms the parties' initial intention with respect to their unconditional obligations to close on the sale of the third tranche of convertible securities on the fifth business day after the effectiveness of the registration statement.

2. We note that your securities purchase agreement with Cornell Capital Partners, LP includes an escrow arrangement with Mr. David Gonzalez. Mr. Gonzalez serves as managing partner and general counsel of Cornell Capital and therefore is an affiliate of Cornell Capital. Having an affiliate of Cornell Capital serve as an escrow agent in your securities purchase arrangement is inconsistent with our guidance on valid PIPE offerings. Mr. Gonzalez, as escrow agent, has discretion under the escrow agreement to influence the timing of the investments, among other things. Mr. Gonzalez' service as escrow agent, including the rights of escrow agent such as those under Section 7 and 9 of the escrow agreement, confers a degree of investment discretion to Cornell Capital. In light of the foregoing, it appears that your securities purchase agreement is not a valid PIPE offering pursuant to our guidance as it was not completed and is not complete so long as there is an affiliated escrow agent. Please see Interpretation No. 3S(b) under the heading "Securities Act Sections" in the March 1999 Supplement to the Divisions' Manual of Publicly Available Telephone Interpretations for additional guidance.

RESPONSE: Mr. David Gonzalez had served as the escrow agent for several financing transactions between the Company and Cornell Capital prior to serving in his current capacities with Cornell Capital. Subsequent to his accepting his role with Cornell Capital, Mr. David Gonzalez was replaced by Gallagher, Brody & Butler as escrow agent in the Company's securities purchase agreement and escrow agreement with Cornell Capital. The current escrow agent, Gallagher, Brody and Butler, is not an affiliate of Cornell Capital. The Company has incorporated the amendment to the securities purchase agreement and the escrow agreement with Gallagher, Brody and Butler as exhibits to Amendment No. 1 to Form SB-2, filed simultaneously herewith.

3. Add disclosure, in locations as appropriate, showing the effect of subsequent market price declines on the number of shares issuable upon conversion. Consider providing a tabular presentation that addresses the potential effect of declines of 25%, 50% and 75% from the most recent market price levels.

RESPONSE: The Company has added the "Risk Factor - The lower our stock price, the lower the fluctuating below market price conversion rate for the debentures and the greater number of shares issuable under the convertible debentures" section on page 5, and has modified the "Selling Stockholders" section on page 8 and the "Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters - Shares Eligible for Future Sale" section on page 38 in response to the Staff's comment.

Cover  Page
-----------

4. The fast bullet-point states that the $3.164 million of convertible debentures were issued on November 14, 2005. However, on pages 8-9 and elsewhere, you indicate that $2.363 million of notes were issued on that date, an additional $500 thousand of notes were issued on December 9, 2005, and the final $300 thousand of notes have not yet been issued. Please reconcile the inconsistency.

RESPONSE: The Company has modified the cover page of the prospectus in response to the Staff's comment.

Risk  Factors,  page  2
-----------------------

5. Expand the paragraph captioned "The selling stockholder intends to sell its shares of common stock" to more thoroughly discuss the risks to investors associated with NS8's issuance of convertible securities with a fluctuating conversion rate that is set at a discount to market prices during the period immediately preceding conversions. Indicate that there is no maximum number of securities that the company may be required to issue under this class of convertible securities. Additionally, provide meaningful quantitative data concerning the potential impact of market price declines on the number of securities issuable under the convertible notes. For example, if the common stock price were to decline by 75% from it recent levels, what effect would that have on the number of securities underlying the notes? Finally, the caption of the risk should be revised to refer to the fluctuating, below market price conversion rate for the notes and the resulting risk to investors should be concisely stated.

RESPONSE: The Company has added the "Risk Factor - The lower our stock price, the lower the fluctuating, below market price conversion rate for the debentures and the greater number of shares issuable under the convertible debentures" section on page 5 and has modified the "Risk Factor - The selling stockholder intends to sell its shares of common stock in the market, which sales may cause our stock price to decline" section on page 5 in response to the Staff's comment.

Selling  Stockholder,  page  8
------------------------------

6. Please discuss the first right of refusal provided to Cornell Capital with respect to future financings. This arrangement and any other material understandings between NS8 and the selling stockholder and any of its affiliates should be described in this section.

RESPONSE: The Company has modified the "Selling Stockholder" section of the Registration Statement in response to Staff's comment.

Plan  of  Distribution,  page  10
---------------------------------

7. Please expand this Section to refer to Cornell's representations in the securities purchase agreement that it has not and will not engage in short selling or other hedging activities while any notes are outstanding. If Cornell does not plan to engage in short selling or hedging activities in connection with any sales of shares under the registration statement, please so indicate.

RESPONSE: The Company has modified the "Plan of Distribution" section of the Registration Statement in response to the Staff's comment.

Management's Discussion of Liquidity and Capital Resources-Liquidity and Capital
--------------------------------------------------------------------------------
Resources,  page  10.
--------------------

8. Please revise to provide a meaningful discussion of the company's current short-term and long-term liquidity position, including but not limited to management's strategy to address the $6.36 million of current liabilities reflected on the balance sheet of September 30, 2005, during the next twelve months. Discuss with reasonable specificity the effect that the imbalance between current assets and current liabilities has had and will have on your operations. This section should indicate the minimum period of planned operations which NS8's currently available capital resources will enable it to fund. If that period is less than 12 months, state the estimated amount of funds that the company will need to obtain in order to operate for a minimum period of twelve months from the dale of the prospectus. Discuss the plans or proposals to acquire those funds, and the potential consequences if all or part of the needed funds is not obtained. In quantitative terms, discuss the rate at which the company is using funds in operations currently and describe any recent or proposed changes in operations that have had or will have any significant impact on the rate at which funds are used in operations.

RESPONSE: The Company has modified the "Management's Discussion of Liquidity and Capital Resources - Liquidity and Capital Resources" section of the
Registration  Statement  in  response  to  the  Staff's  comment.

Part  II  -  Information  Not  Required  in  Prospectus
-------------------------------------------------------

Undertakings
------------

9. The undertakings required in connection with an offering subject to Rule 415 have recently been amended. Please provide all required undertakings set forth in Item 512(a) of Regulation S-B.

RESPONSE: The Company has modified the "Undertakings" section of the Registration Statement in response to the Staff's comment.

Signatures
----------

10. Please have the controller or principal accounting officer sign the registration statement in this capacity. Refer to Instruction 1 for Signatures, Form SB-2.

RESPONSE: The Staff's comment is noted, and the Registration Statement has been modified to include the signature of the principal accounting officer.

Form  10-KSB  for  the  fiscal  year  ended  December  31,  2004
----------------------------------------------------------------
Form  10-QSB  for  the  quarterly  period  ended  September  30,  2005
----------------------------------------------------------------------

Control  and  Procedures
------------------------

11. We note your disclosure that your principal executive officer and principal financial officer have concluded that the company's disclosure controls and procedures were "effective in providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, immersed and reported as of the end of the period covered by this report." In this respect, the conclusion does not address "disclosure controls and procedures" in their entirety, as defined by applicable rule. Revise to clarify, whether:

     a. Your officers concluded that the Company's disclosure controls and procedures are effective, to give reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms;

     b. Your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

RESPONSE: The Company has modified the Form 10-KSB for the fiscal year ended December 31, 2004 and the Form 10-QSB for the quarterly period ended September 30, 2005 in response to the Staff's comments.

By copy of this letter, we are forwarding six marked copies of Amendment No. 1 to the Registration Statement on Form SB-2 and four copies of each of the Form 10-KSB/A and the Form 10-QSB/A, each filed on February 14, 2006, to Jay Ingram of your office. If you have any questions, please contact Jason Scott at (204) 373-8862.


                                      Sincerely,

                                      /s/  Anthony  Alda
                                      Anthony  Alda

Cc:  Jason  Scott,  Esq.